UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 22, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

TravelCenters of America LLC

File No. 1-33274 - CF#34792

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TravelCenters of America LLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 28, 2017, as amended.

Based on representations by TravelCenters of America LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.64	through November 7, 2021
Exhibit 10.65	through November 7, 2021
Exhibit 10.66	through January 2, 2022
Exhibit 10.67	through January 2, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary